1934 Act Registration No. 1- 30702

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2017

Siliconware Precision Industries Co., Ltd.

(Translation of Registrant’s Name Into English)

NO. 123, SEC. 3, DA FONG RD. TANTZU

TAICHUNG, TAIWAN

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):            )

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):            )

News Release

Contact:	Eva Chen, VP of Finance Div.
Siliconware Precision Industries Co., Ltd.	SPILIR@spil.com.tw
No. 123, Sec. 3, Da Fong Rd., Tantzu,	+886-4-25341525 #1536
Taichung , Taiwan 42749	Byron Chiang, Spokesperson
www.spil.com.tw	Spokesperson@spil.com.tw
+886-3-5795678 #3676

Upon discussion with MOFCOM, ASE withdrew the application filed and re-filed for the Merger with SPIL. ASE has received formal acceptance of such re-filing.

Issued by: Siliconware Precision Industries Co., Ltd.

Issued on: June 06, 2017

Siliconware Precision Industries Co., Ltd. (“SPIL” or “the Company”) (Taiwan Stock Exchange: 2325.TT, NASDAQ: SPIL) and Advanced Semiconductor Engineering, Inc. (“ASE”) (Taiwan Stock Exchange: 2311.TT, NYSE: ASX) have entered into the Joint Share Exchange Agreement (the “Joint Share Exchange Agreement”) on June 30, 2016, whereby ASE and SPIL will jointly establish ASE Industrial Holding Co., Ltd. by means of a statutory share exchange (“Merger”). Pursuant to the Joint Share Exchange Agreement, the completion of the Merger is subject to the approval of the Ministry of Commerce of the People’s Republic of China (“MOFCOM”), among other conditions precedent.

ASE has filed an application with MOFCOM for Merger with the Company on August 25, 2016 pursuant to the Joint Share Exchange Agreement. The statutory review period will expire on June 11, 2017. As MOFCOM needs more time to review the application for Merger, after discussing with MOFCOM, ASE has withdrawn the application previously filed with MOFCOM and re-filed the same application with MOFCOM for Merger (the “Re-Filing”). ASE has received the formal notification letters from MOFCOM for consenting the withdrawal of previous application for Merger and accepting the Re-Filing, respectively, on June 6, 2017. ASE and SPIL will continue to proceed the Merger in accordance with the Joint Share Exchange Agreement and relevant laws and regulations.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Siliconware Precision Industries Co., Ltd

Date: June 06, 2017	By:	/s/ Ms. Eva Chen
Eva Chen
Chief Financial Officer